Exhibit 99.1

i-80 Gold Intersects High-Grade Gold in Granite Creek Underground Drill Program

Including 28.2 g/t Au over 17.8 m, 39.0 g/t Au over 9.5 m & 20.1 g/t Au over 21.1 m

RENO, Nev., Nov. 1, 2022 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce additional high-grade results from the 2022 underground drill program at the Company's Granite Creek Property ("Granite Creek" or the "Property") located in Humboldt County, Nevada.

A primary target of the 2022 program was to perform delineation and expansion drilling of the Ogee Zone, expected to provide the bulk of mineralization to be mined in the next twelve months. This drilling focused on the area between the bottom level of the mine workings and the deepest hole drilled by i-80 to date, designed to test the Ogee Zone depth extension of iGS21-15, which intersected multiple high-grade mineralized horizons, including 13.3 g/t Au over 13.1 m, 20.3 g/t Au over 7.5 m and 10.1 g/t Au over 17.5 m (See Figure 1).

Highlight results from new underground drilling at Granite Creek include:

  10.7 g/t Au over 7.0 m (0.31 oz/ton Au over 23.0 ft) - iGU22-43B
  28.2 g/t Au over 17.8 m (0.82 oz/ton Au over 58.3 ft) - iGU22-47
  16.3 g/t Au over 7.6 m (0.48 oz/ton Au over 25.0 ft) - iGU22-50
  49.0 g/t Au over 1.1 m (1.41 oz/ton Au over 3.6 ft) & 65.4 g/t Au over 1.6 m (1.91 oz/ton Au over 5.3 ft) - iGU22-51
  39.0 g/t Au over 9.5 m (1.14 oz/ton Au over 31.1 ft) & 11.9 g/t Au over 2.7 m (0.35 oz/ton Au over 8.7 ft) - iGU22-52
  20.1 g/t Au over 21.1 m (0.59 oz/ton Au over 69.3 ft) & 23.2 g/t Au over 4.7 m (0.68 oz/ton Au over 15.3 ft) - iGU22-53

Multiple levels have been developed on the Ogee Zone and the Company continues extend of the decline to depth, with the goal of initiating access to the new South Pacific Zone that is located immediately below and to the north of the underground mine workings.

"Drilling in the Ogee Zone continues to intercept impressive high-grade mineralization over substantial widths", stated Tyler Hill, Senior Geologist of i-80. "Results so far have demonstrated that the Ogee Zone is comprised primarily of oxide mineralization, amenable to non-refractory processing. The Ogee and South Pacific Zones remain open at depth, providing substantial upside."

The Granite Creek Property is strategically located proximal to Nevada Gold Mines' Turquoise Ridge and Twin Creeks mines at the north end of the Battle Mountain-Eureka Trend, at its intersection with the Getchell gold belt in Nevada (See Figure 2). High-grade mineralization occurs in a near-identical geological setting as that at the multi-million ounce Turquoise Ridge Mine located immediately to the north; proximal to a major regional fault (the Getchell or Range Front fault) on the eastern edge of the large Osgood Mountains intrusive complex. The Granite Creek deposit remains open at depth and along strike from the existing underground workings.

Table 1 – Summary Assay Results from Underground Drilling
New 2022 Drill Results from Granite Creek Estimated true widths 50-70%
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)
iGU22-43B	Ogee	Core	86.3	93.3	7.0	10.7
And	Ogee	Core	185.9	188.4	2.4	11.1
iGU22-47	Ogee	Core	295.9	313.6	17.8	28.2
And	Ogee	Core	345.0	349.0	4.0	6.1
iGU22-48	Ogee	Core	171.6	172.9	1.2	6.3
And	Ogee	Core	192.9	194.5	1.5	8.0
iGU22-49	Otto	Core	126.7	128.0	1.3	10.9
iGU22-50	Otto	Core	164.7	165.8	1.1	45.5
And	Adam Peak	Core	173.3	180.9	7.6	16.3
And	Range Front	Core	224.1	227.4	3.3	8.9
iGU22-51	Otto	Core	96.8	97.5	0.7	15.6
And	Otto	Core	101.4	102.5	1.1	49.5
And	Adam Peak	Core	150.5	152.1	1.6	65.4
iGU22-52	Ogee	Core	224.0	233.5	9.5	39.0
And	Adam Peak	Core	397.3	400.0	2.7	11.9
iGU22-53	Ogee	Core	157.8	178.9	21.1	20.1
And	Ogee	Core	183.8	185.4	1.6	17.2
And	Ogee	Core	191.3	196.0	4.7	23.2
And	Adam Peak	Core	332.1	334.1	2.0	11.8
iGU22-54	Ogee	Core	Hole lost at 79 m
iGU22-55	Ogee	Core	77.5	78.8	1.3	14.3
Table 1a Collar Coordinates
NAD83 Zone 11 UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
	iGU22-43B	478173	4554232	1453	345	-63
	iGU22-47	478250	4554070	1453	348	-74
	iGU22-48	478250	4554070	1453	317	-48
	iGU22-49	278208	4554253	1445	280	-47
	iGU22-50	478202	4554257	1445	280	-72
	iGU22-51	478203	4554256	1445	280	-58
	iGU22-52	478250	4554070	1454	005	-62
	iGU22-53	478249	4554070	1454	338	-64
	iGU22-54	478250	4554071	1454	341	-36
	iGU22-55	478250	4554070	1454	341	-61

Figure 1 – Cross Section View of the Ogee Zone (CNW Group/i-80 Gold Corp)

Figure 2 – Property Location Map (CNW Group/i-80 Gold Corp)

QAQC Procedures

All samples were submitted to either American Assay Laboratories (AAL) or ALS Minerals (ALS) both of Sparks, NV, which are ISO 9001 and 17025 certified and accredited laboratories, independent of the Company. Samples submitted through AAL and ALS are run through standard prep methods and analysed using FA-Pb30-ICP (Au; 30g fire assay; AAL) and Au-AA23 (Au; 30g fire assay; ALS) and ME-ICP41 (35 element suite; 0.5g Aqua Regia/ICP-AES; ALS). AAL and ALS also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Senior Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facility that includes an autoclave.

www.i80gold.com

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Granite Creek and the potential of the Granite Creek project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Ewan Downie CEO; Matthew Gollat, Executive Vice President; Info@i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 01-NOV-22